Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 14 DATED MARCH 17, 2025
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024, as supplemented by Supplement No. 8 dated October 23, 2024, Supplement No. 9 dated November 15, 2024, Supplement No. 10 dated December 17, 2024, Supplement No. 11 dated January 15, 2025, Supplement No. 12 dated February 18, 2025 and Supplement No. 13 dated February 28, 2025 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of April 1, 2025;
•to disclose the calculation of our February 28, 2025 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering;
•to update the “Experts” section of the Prospectus; and
•to disclose amendments to our valuation guidelines.
April 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases, if applicable, as of March 31, 2025) is as follows:

Transaction Price (per share)
Class T	$10.61
Class S	$10.61
Class D	$10.61
Class I	$10.61
Class A-I	$10.41
Class A-II	$10.42
As of February 28, 2025, we had not sold any Class T, Class S or Class D common shares. The transaction price for each of our Class T, Class S and Class D common shares is based on the NAV per share for our Class I common shares as of February 28, 2025. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
February 28, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus and the “Valuation Guidelines Amendments” in this Supplement for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of February 28, 2025 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of February 28, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of February 28, 2025 ($ and shares/units in thousands):

Components of NAV	February 28, 2025
Investments in real estate	$395,400
Cash and cash equivalents	34,127
Restricted cash	10,515
Other assets	2,840
Mortgage notes at fair value, net of deferred financing costs	(192,335)
Other liabilities	(2,668)
Management fee payable	(15)
Accrued performance participation allocation	(42)
Preferred stock	(224)
Net asset value	$247,598
Number of outstanding shares/units	22,668
The following table sets forth our total NAV and NAV per share/unit by class as of February 28, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$2,522	$27,811	$742	$655	$215,868	$247,598
Number of outstanding shares/units	237	2,672	71	60	19,628	22,668
NAV per share/unit as of February 28, 2025	$10.61	$10.41	$10.42	$11.00	$11.00
The valuation of our investments in real estate as of February 28, 2025 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.46%	6.12%
A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	2.07%
(weighted average)	0.25% increase	(2.02)%
Exit Capitalization Rate	0.25% decrease	2.45%
(weighted average)	0.25% increase	(2.23)%
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of January 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 ($ and shares/units in thousands):

Components of NAV	January 31, 2025
Investments in real estate	$394,900
Cash and cash equivalents	32,776
Restricted cash	12,337
Other assets	1,834
Mortgage notes at fair value, net of deferred financing costs	(191,331)
Other liabilities	(2,657)
Management fee payable	(14)
Accrued performance participation allocation	(43)
Preferred stock	(222)
Net asset value	$247,580
Number of outstanding shares/units	22,589
The following table sets forth our total NAV and NAV per share/unit by class as of January 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class E Shares	Class E Units	Total
Net asset value	$2,527	$27,836	$656	$216,561	$247,580
Number of outstanding shares/units	237	2,664	60	19,628	22,589
NAV per share/unit as of January 31, 2025	$10.65	$10.45	$11.03	$11.03
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 241,143.38 Class I shares in the primary offering for gross offering proceeds of approximately $2,495,829 and 2,394.86 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $25,148. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,997,479,023 in shares remain available for sale pursuant to this offering, including up to $999,974,852 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.
Experts

The statements included in this Supplement under the section titled “February 28, 2025 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
Valuation Guidelines Amendments
On March 11, 2025, our board of directors approved updates to our valuation guidelines to provide further clarification on: (1) the treatment of initial valuations for property acquisitions, which are valued at cost including capitalized transaction costs; (2) the valuation of debt, which is typically valued at fair value in accordance with GAAP, net of deferred financing costs; and (3) the treatment of issuances, redemptions and vesting of common stock and units during the month, which adjust the changes to the previous month’s NAV allocated to each class of common stock and Operating Partnership unit held by parties other than us.
The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties” and all other similar disclosure:
For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations. As such, the initial value of acquisitions that qualify as asset acquisitions will include transaction costs.
The following disclosure supersedes and replaces the first and second paragraphs in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—Liabilities” and all other similar disclosure:
We will generally include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include fees payable to our Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, operating expenses, property-level mortgages, interest rate hedges, any portfolio-level credit facilities and other liabilities. All liabilities will be valued by our Adviser using widely accepted methodologies specific to each type of liability. Our debt will typically be valued at fair value in accordance with GAAP, net of deferred financing costs. Liabilities related to distribution fees, management fees payable to our Advisor and any performance participation allocation to the Special Limited Partner will accrue to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our Adviser’s valuation of our liabilities and each investment’s liabilities, including any third-party incentive fee payments or investment-level debt, deal terms and structure will not be reviewed or appraised by our Independent Valuation Advisor.
Our Adviser has agreed to several support measures, described in “Management—Adviser Support.” For purposes of calculating our NAV, the organization and offering expenses advanced, waived or paid by our Adviser will not be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Adviser for these costs. In addition, the general and administrative expenses paid by the Adviser through the earlier of (i) the first date that the aggregate NAV of our outstanding shares of common stock, along with the Operating Partnership units held by parties other than us, reaches $1.0 billion and (ii) March 19, 2026, the second anniversary of the date on which we broke escrow in this offering, are not recognized as expenses or as a component of equity and are not reflected in our NAV until we reimburse the Adviser for these expenses.
The following disclosure supersedes and replaces the second and third paragraphs in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation” and all other similar disclosure:
Each month, before taking into consideration accrued dividends or other class-specific accruals, any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of each class of common stock, along with the Operating Partnership units held by parties other than us, will be allocated among each class of common stock and Operating Partnership unit held by parties other than us based on each such class’s relative percentage of the previous month’s NAV, adjusted for issuances, including issuances under our distribution reinvestment plan, repurchases and vesting of prior restricted shares and units during such month. Changes in our monthly Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, any applicable organization and offering costs, expense reimbursements and any non-class-specific accruals. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, our Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, our Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.
Following the allocation of the changes in our Aggregate Fund NAV as described above, the NAV for each class of common stock and Operating Partnership unit held by parties other than us is adjusted for additional issuances, repurchases and vesting of our shares and units, class-specific accruals for distributions, ongoing distribution fees, management fees payable to our Adviser, and any performance participation allocation to the Special Limited Partner to determine the monthly NAV for each class. These accruals are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. We normally expect that the accrual of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to certain classes of shares. In other words, the per share amount of distributions on Class T, Class S and Class D shares generally differs from other classes of shares because of class-specific distribution fees that are deducted from the gross distributions of Class T, Class S and Class D shares. Specifically, we expect distributions on Class T and Class S shares will be lower than Class D shares and distributions on Class D shares will be lower than Class A-I, Class A-II, Class I and Class E shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the class-specific accruals of distribution fees with respect to such period, then pursuant to our valuation guidelines, the class-specific accruals of distribution fees may lower the NAV per share of a share class. With respect to class-specific accruals of the management fee, we expect these accruals to cause the distributions and/or the NAV per share of Class A-I, Class A-II and Class E shares to be higher than those of other share classes. With respect to class-specific accruals of the performance participation allocation, we expect these accruals to cause the distributions and/or the NAV per share of Class E shares to be higher than those of other share classes. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV are also different for each class. See “Description of Capital Stock—Distribution Policy.” Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class. At the close of business of each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of such class.